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                                                  October 28, 2005

BY FACSIMILE AND HAND
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Ms. Sandra Stokes
Mr. Terry French
Mr. Alonso Rodriguez
Albert Pappas, Esq.
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3561
100 F Street, N.E.
Washington, D.C. 20549


RE: Brookdale Senior Living Inc.
    Registration Statement on Form S-1 (File No. 333-127372)
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Ladies and Gentlemen:

         On behalf of Brookdale Senior Living Inc., a Delaware corporation (the "Company"), in response to our discussion with the Staff during our conference call on October 27, 2005, we respectfully submit the below information with respect to the subjects of our call.

SEGMENT REPORTING

         The Company has continued to review the provisions of SFAS No. 131 specifically with the intent to present the most useful presentation to the readers of the financial statements. Consistent with our conversations with the Staff, the Company respectfully submits that, as indicated in our letter to the Staff on October 27, 2005, it operates in five reportable segments. In response to our most recent call with the Staff, the Company has:

         1. reaffirmed with the two distinct chief operating decision makers (CODMS), as of the completion of the conveyance transactions consummated on September 30, 2005 and as described in the Company's Registration Statement (the "Conveyance Transactions"), that the appropriate methodology to analyze the Company's 380 operating segments is to analyze the operating margin of each
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     facility as either above or below the average operating margin of Brookdale
     Living and Alterra respectively; and

         2. revised and attached as Annex A hereto, its revised proposed footnote disclosure to (a) define the calculation of segment operating margin, (b) define segment operating income, and (c) to include the average operating margin for each of Brookdale Living and Alterra for each period presented. The Company will include this revised footnote disclosure in the next filing of the Registration Statement.

         As we discussed, SFAS No. 131, paragraph 17, permits aggregation of operating segments based on similar economic characteristics. Therefore the Company has aggregated its segments based upon gross margin, which is the lowest common economic characteristic and because that is how the CODMS allocate resources. As requested by the Staff, the Company has prepared and attached hereto as Annex B an analysis of each of the Company's 380 operating segments and their operating margins including a presentation of the ranges of operating margins for Brookdale Living and Alterra. However, the CODMS have confirmed that further stratification by operating margin is not an additional basis on which they allocate resources because that information is not gathered and not utilized to further assist them in making such decisions. The CODMS have indicated that the average margin is the primary, most significant and most useful indicator of the necessary allocation of resources to each individual facility because it is the best indicator of a facilities operating performance and resource requirements. Further the Company believes that it is useful to readers of the financial statements because a majority of our facilities are at or about the average margin rate presented. This highlights to the readers of the Company's financial statements the strength of its portfolio, the absence of a large number of below average performers and provides a meaningful comparison to its competitors' margins.

NO CHANGE IN ECONOMIC INTERESTS

    Pre- and Post-Conveyance Interests

         As requested by the Staff, attached as Annex C hereto is a chart setting forth the ownership interests in the four entities conveyed to the Company in the Conveyance Transactions on a pre- and post-conveyance basis. This chart indicates that no change occurred in the economic interests of the entities controlled by Fortress Investment Group LLC ("FIG") following such transactions. The chart also indicates that the number of shares of the Company and percentages of ownership that each equity holder of such entity (including those FIG controlled entities) received in the Conveyance Transactions based on the fair value of the entities when they were simultaneously conveyed to the Company on September 30, 2005. The fair value of these entities was determined based on the report of an independent third party valuation expert.
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    Certain Relationships

         As requested in our conversation the following are the past and current agreements among Fortress Brookdale Acquisition LLC ("FBA"), Health Partners ("HP") and Mark Schulte ("MS") with respect to Brookdale Living Communities, Inc. ("Brookdale Sub") and Brookdale Senior Living Inc. (the "Company"). There are four principal documents which set forth such relationships and each is set forth below. FIG has informed the Company that it is not aware of any additional relationships between itself, HP and MS with respect to either of Brookdale Sub or the Company.

    Limited Liability Company Agreement of FBA

         Prior to the consummation of the conveyance transactions described in the Company's Registration Statement on September 30, 2005 (the "Conveyance Transactions"), HP and MS were parties to the limited liability company agreement of FBA (the "FBA LLC Agreement") with Fortress Registered Investment Trust ("FRIT") and Fortress Brookdale Investment Fund LLC ("FBIF"). HP and MS ceased to be parties to the FBA LLC Agreement upon consummation of the Conveyance Transactions and no relationship now exists between FIG, HP and MS by virtue of this agreement. Attached hereto as Annex D is a copy of the FBA LLC Agreement.

         Upon the consummation of the Conveyance Transactions, each of HP and MS exchanged their FBA membership interests for shares of the Company's stock received by FBA in connection with the merger of Brookdale Sub into a subsidiary of the Company. As discussed above, the number of shares of Company stock received by each of HP and MS was based on their respective percentage membership interests in FBA. After such exchange FRIT and FBIF became the sole members of FBA and neither of HP or MS have any interest in FBA or any rights pursuant to the FBA LLC Agreement.

    Governance Agreement

         As described under the subheading "Governance Agreement" in the caption entitled "Certain Relationships and Related Transactions" in the Registration Statement, the Company, FBA, HP and Fortress Investment Trust II entered into a governance agreement upon the consummation of the Conveyance Agreement. A form of such agreement has been filed as Exhibit 4.3 to the Registration Statement.

    Exchange and Stockholder Agreement

         As described under the subheading "Exchange and Stockholder Agreement with Mark Schulte" in the caption entitled "Certain Relationships and Related Transactions" in the Registration Statement, the Company, FBA and MS entered into an exchange and stockholders agreement at the consummation of the
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Conveyance Transactions. Such agreement has been filed as Exhibit 10.86 to the
Registration Statement.

    Stockholders Agreement

         As described under the subheading "Stockholders Agreement " in the caption entitled "Certain Relationships and Related Transactions" in the Registration Statement, the Company, FBA, Fortress Investment Trust II, FIT-ALT Investor LLC and HP will enter into a stockholders agreement upon the consummation of the Company's offering of securities. A form of such agreement has been filed as Exhibit 4.2 to the Registration Statement.

                                     ******

         Thank you for your consideration and please contact the undersigned at
(212) 735-3050 should you require further information or have any questions.


                                             Very truly yours,

                                             /s/ Joseph A. Coco
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                                             Joseph A. Coco, Esq.